INVEST IN **GROMA REAL ESTATE TRUST**

Multifamily Rentals in Urban Centers



groma.com Boston, MA

Highlights

1. $100 million in properties currently owned and managed
2. 8 straight quarters of stable or rising investor dividends
3. 500+ apartment units, 100+ buildings, in half a dozen cities
4. $30 million in venture funding and an experienced real estate team
5. 60% of tasks done by Groma's in-house AI, Grobot, lowering costs and improving results
6. $10 billion in prior exits from Groma executives built companies like Grubhub and LevelUp
7. 20 cities across the United States ripe for expansion for Groma's small multifamily asset class
8. 100s of investors already, all part of Groma's mission to enable everyone to own a bit of the world

Team



Seth Priebatsch President

Lead GrubHub through a $7BN sale to Just Eat Takeaway.com in 2021



Paul N Bell Chief Legal & Financial Officer

Decades of experience in real estate law, property management, acquisitions, dispositions, and more. Leads legal and financial for Groma.



Christina Dorobek Head of Investor Relations

CSO at LevelUp, and later GM at Grubhub, leading a team of ~300 people and growing annual revenue to many billions of dollars.



Michael Rosenstein Head of Acquisitions

Previously led multi-family acquisitions team at Berkshire. Focuses on scaling Groma's real estate investment strategy across sectors/regions.



Grant Fishman   Head of Property Operations

Suffolk University graduate in Politics, Philosophy and Economics along with real estate investment certification from MIT School of Architecture and Planning. Grant is the head of Groma's Property Operations division.



Jason Urton   Chief Technology Officer

Led ~80 person engineering organization responsible for scalability, security, and product at LevelUp/Grubhub. Currently figuring out by trial and error how to be a parent to an 8-month old.



Sloane Thomson   VP, Physical & Digital Experience Design

Led design and UX teams at LevelUp/Grubhub. Leads the brand, digital and physical design efforts at Groma blending on- and offline experience.



Chris Lehman   Policy Architect

Harvard, Teach for America, and a decade of analysis and policy work for healthcare and tech startups. Chris leads our policy/gov't efforts.



Jay Zagami   Chief of Staff

Founded and run a number of companies successfully between 1999 and 2020 including a Digital Marketing Agency

Overview



Invest in **multifamily apartment buildings** in America's great cities.

Overview

Groma acquires, upgrades, and operates small multifamily buildings - think triple-deckers in Boston or walk-ups in New York - into high-quality homes for working professionals. These buildings serve nurses, teachers, lab techs, and young families who want walkable, transit-connected neighborhoods without luxury price tags.

Through the Groma Real Estate Trust, anyone can invest in these properties. No landlord headaches and no massive down payment. Just a simple way to put your money to work in real estate starting with as little as a few hundred dollars.

Why Real Estate?

Most startup investments are big swings. They can pay off huge or not at all. Real estate is different. It's tangible, income-producing, and built for steady growth over time. With 100+ properties already producing positive cashflow, Groma's proven that its model can deliver durable returns over time, with the unique feature to sell your shares every quarter.

With the **Groma Real Estate Trust**, anyone can own income-producing real estate, no big down payment, no landlord headaches. Just simple, accessible

estate, no big down payment, no landlord headaches. Just simple, accessible investing that helps your portfolio grow in a time-tested way.

Read on to see how Groma's tech-driven strategy takes real estate investing to the next level.



Here's why **we love real estate** as part of a balanced portfolio:

Steady Income

Earn passive income through quarterly distributions.

Real, Tangible Assets

You're investing in actual buildings and properties, not just ideas or projections.

Inflation Protection

Rents and property values often rise when prices do, helping protect your buying power.

Quarterly Liquidity

Need flexibility? You can sell your shares each quarter through our redemption program.

Smart Diversification

Real estate helps balance out your higher-risk venture investments with something stable and proven.

Why the Groma Real Estate Trust is Different

You're not just investing in a property. You're joining a more inclusive and effective way to own real estate. With the help of Grobot, our bespoke property operations AI, we can do more with less, which means stronger results for investors, better service for residents, and access to unique real estate opportunities in major cities across the country.

Data-Driven Acquisitions

Our AI system, Grobot, analyzes over 30 data sources to identify, purchase, and operate properties with lower costs and stronger performance.

Quality Renovations

Every property is upgraded to "Groma Grade" with durable materials, modern design, and smart features that keep maintenance efficient and cost-effective.

Efficient Operations

Grobot helps manage daily property needs by handling resident requests and equipping our maintenance team with the information they need to solve issues quickly.

Proven Returns

Our early properties are producing approximately 6 percent annual yields, along with additional value from appreciation of the properties and underlying land

with additional value from appreciation of the properties and underlying land.

Increasing Quality Urban Housing Supply

We focus on improving buildings while maintaining middle-income housing and reducing environmental impact.

Accessible Ownership

Our mission is to enable everyone to own a bit of the world. We make real estate investing more accessible to more people by making ownership in the Groma Real Estate Trust accessible digitally.



6%

Our first group of properties, acquired in 2020–2021 are generating ~6% average yield.

8

Quarterly distributions have been consistent or grown for the last 8 quarters.

67/68

67 out of 68 properties acquired from 2020 – 2024 stabilized and cash flowing.

2025

Our 2025 cohort, many still under renovation, are on-schedule and on-budget.

$100M/ $50M+

$100M in total asset value across Boston, and $50M+ of equity raised so far.

25+

We've proven our model and are ready to expand to 25+ metro areas with similar rental demand in the coming years.

Why Small Multifamily

- Multifamily residential assets tend to less volatile than other forms of real estate given consistent demand for housing in urban centers(look at commercial post-covid)
- Traditional multifamily can be inaccessible given large check sizes, and is a highly competitive space with multi-billion dollar funds competing for limited assets
- Small multifamily is a massive asset class, 2 million buildings in the US with less than 10% institutional ownership, creating a unique opportunity for entrants like Groma
- Groma's unique technology, purpose-built to make acquiring, upgrading, and operating small multifamily assets more efficient, gives us a unique, and difficult to replicate, advantage in this sector.

Why Invest Now?

Your investment will be used to buy more real estate in Groma's target markets. Specifically, Groma is expanding to Providence, Rhode Island and is targeting additional markets in 2026 and 2027.

What This Means for Investors

For new investors, this is a simple way to start building a real estate portfolio without becoming a landlord.

For experienced investors, this is exposure to a professionally managed, tech-enabled real estate platform with proven returns, a pipeline for growth, and a differentiated investment strategy.

The Groma Real Estate Trust offers:

- Passive income from a diversified, professionally managed portfolio

- Upside potential as upgraded assets appreciate over time

- Hands-off ownership with none of the landlord headaches

- A real stake in the cities you know and love